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Cameco and Kazatomprom Sign Agreement to Restructure JV Inkai

Saskatoon, Saskatchewan, Canada, May 27, 2016 . . . . . . . . . . . . .

Cameco Corporation (Cameco) (TSX: CCO; NYSE: CCJ) signed an agreement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom) and Joint Venture Inkai LLP (JV Inkai) to restructure and enhance JV Inkai. The agreement was signed during the annual foreign investors meeting with the president and government officials in Astana, Kazakhstan at a ceremony attended by Bakytzhan Sagintayev, First Deputy Prime Minister of the Republic of Kazakhstan.

“This agreement strengthens our partnership with another global leader in uranium mining and moves both Cameco and Kazatomprom closer to realizing the full potential of their investment in JV Inkai,” said Cameco president and CEO Tim Gitzel. “For Cameco, the agreement advances our strategy of building on our low-cost production assets that helps to mitigate the risk of today’s uncertain uranium market and positions us to maximize returns when the market recovers.”

“Kazatomprom and Cameco have, for many years now, been engaged in a highly co-operative and mutually beneficial relationship where commitments have always been upheld,” said Askar Zhumagaliev, chairman of the board of Kazatomprom. “Therefore, we intend to further expand our partnership, balancing the economic interests.”

The Inkai operation is an in situ recovery uranium mine in south Kazakhstan that is owned and operated by JV Inkai which, in turn, is currently owned by Cameco (60%) and Kazatomprom (40%). Cameco’s current interest in production from JV Inkai is 57.5% based on previous agreements with Kazatomprom.

The new agreement replaces the memorandum of agreement signed by Cameco and Kazatomprom in September 2012 and, subject to closing, provides as follows:

•	JV Inkai will have the right to produce 4,000 tonnes of uranium (tU) (10.4 million pounds of U3O8) per year (Cameco’s share 4.2 million pounds), an increase from the current 5.2 million pounds (Cameco’s share 3.0 million pounds)

•	JV Inkai will have the right to produce from blocks 1, 2 and 3 until 2045 (currently, the lease terms are to 2024 for block 1 and to 2030 for blocks 2 and 3)

•	subject to further adjustments tied to the refinery as described below, Cameco’s ownership interest in JV Inkai will be adjusted to 40%, and Kazatomprom’s ownership interest in JV Inkai will be adjusted to 60%

•	a governance framework that provides protection for Cameco as a minority owner

•	the current boundaries of blocks 1, 2 and 3 will be adjusted to match the agreed production profile for JV Inkai to 2045

•	the loan made by a Cameco subsidiary to JV Inkai to fund exploration and evaluation of block 3 (currently US $160 million) will be restructured to provide for priority repayment.

This agreement is subject to obtaining all required government approvals, including certain amendments to JV Inkai’s existing Resource Use Contract, which is expected to take 18 to 24 months. The government approvals are conditional upon submission of certain technical reports and other documents. The agreement provides for annual production at the Inkai operation to be ramped up to 10.4 million pounds U3O8 over three years following receipt of required approvals.

Cameco and Kazatomprom will complete a feasibility study for the purpose of evaluating the design, construction and operation of a uranium refinery in Kazakhstan with the capacity to produce 6,000 tU annually as uranium trioxide (UO3). The agreement includes provisions that would make Cameco’s proprietary uranium refining technology available to Kazatomprom on a royalty-free basis, and grants Kazatomprom a five-year option to license Cameco’s proprietary uranium conversion technology for purposes of constructing and operating a UF6 conversion facility in Kazakhstan.

If Cameco and Kazatomprom decide to build the refinery, the agreement also provides that:

•	Cameco’s and Kazatomprom’s respective ownership interests in the limited liability partnership that will own the refinery, will be 71.67% for Kazatomprom and 28.33% for Cameco

•	Kazatomprom will have the option to obtain UF6 conversion services at Cameco’s Port Hope facility for a period of 10 years and receive other commercial support

•	Cameco’s ownership interest in JV Inkai is increased to 42.5% upon commissioning of the refinery

•	Depending on the level of commercial support Cameco provides, Cameco’s interest in JV Inkai may be increased to 44% and its ownership stake in the refinery would also be adjusted from 28.33% to 29.33%.

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our interests in the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

The Joint Stock Company National Atomic Company “Kazatomprom” is the national operator, of the Republic of Kazakhstan, for import and export of uranium, rare metals, nuclear fuel for power plants, special equipment and dual-purpose materials. 100% of Kazatomprom’s stock is held by the government under the National Welfare Fund Samruk-Kazyna. Kazatomprom presently employs over 25,000 workers and is one of the world’s leading uranium mining companies.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

Caution Regarding Forward-Looking Information and Statements

Certain information in this news release constitutes forward-looking information or forward-looking statements within the meaning of Canadian and United States securities laws. These include: expected production of uranium from the JV Inkai operations; the expected cost of uranium production at the JV Inkai operations; that increased uranium production from JV Inkai will mitigate the risks of the current uncertain uranium markets and position Cameco to maximize returns when the uranium market recovers; that JV Inkai’s production will extend until 2045; JV Inkai’s repayment of its outstanding loan from a Cameco subsidiary on a priority basis; that JV Inkai will receive all required governmental approvals to close the contemplated transactions, including approval of the Resource Use Contract amendments from Kazakhstan state authorities; that JV Inkai’s annual production will increase to 4,000 tU (10.4 million pounds of U3O8) within three years of receipt of required approvals; that Cameco and Kazatomprom will complete a positive feasibility study on the refinery; whether a decision to build the refinery is made; whether the refinery will be commissioned; whether Kazatomprom will utilize UF6 conversion services at Port Hope, the term price for UF6 conversion services and whether Kazatomprom will exercise its option to require Cameco to provide other commercial support; and whether Cameco’s interest in JV Inkai will be increased as a result of the commissioning of the refinery or providing commercial support to Kazatomprom. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the risk that JV Inkai will not receive all required governmental approvals to close the contemplated transactions, including approval of the Resource Use Contract amendments from Kazakhstan state authorities, or that these approvals will not be received on a timely basis; the assumption that JV Inkai will receive all other approvals required to give effect to the Resource Use Contract amendments and the risk that these approvals may not be received on a timely basis or at all; the risk that Cameco will not achieve the benefits expected from signing the agreement with Kazatomprom and JV Inkai; the risk that Cameco and JV Inkai will not receive the necessary governmental permits and approvals to transfer proprietary technology concerning uranium refining and conversion from Cameco to Kazatomprom or to commence construction of the Kazakhstan refinery or that these permits and approvals may not be received on a timely basis; the risk that JV Inkai will be unable to achieve its future annual production targets; the risk that Cameco is unable to enforce its rights under the agreement with Kazatomprom and JV Inkai or is subject to litigation or arbitration that has an adverse outcome; the risk that the feasibility study on the refinery will not be positive; volatility in term price for UF6 conversion services; assumptions about anticipated operations and planned, exploration, development and production activities and the risk that one or more of these assumptions, including assumptions regarding the cost of uranium production at the JV Inkai operations, prove to be inaccurate; the risk that development and operations, including any ramp up of JV Inkai’s uranium production, are disrupted or delayed due to operating or technical difficulties, regulatory requirements, or political risk; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Cameco is providing this forward-looking information to help you understand management’s current views regarding signing of the agreement, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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